

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2019

Karri Callahan
Chief Financial Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, Co 80237

      Re: RE/MAX Holdings, Inc.
          Form 10-K for the year ended December 31, 2018
          Filed February 22, 2019
          File No. 001-36101

Dear Ms. Callahan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction